CUSIP NO. 339041105	Page 1 of 5

Schedule 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d - 102)

INFORMATION TO BE

INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

FleetCor Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.001

(Title of class of securities)

339041105

(CUSIP number)

December 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 5 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 339041105	Page 2 of 5

Schedule 13G

1	NAME OF REPORTING PERSON Ronald F. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,252,948
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,252,948
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,252,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.94%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 339041105	Page 3 of 5

Schedule 13G

Item 1.

(a) (b) This statement on Schedule 13G relates to Ronald F. Clarke’s beneficial ownership interest in FleetCor Technologies, Inc., a Delaware corporation (the “Corporation”). The address of the principal executive office of the Corporation is 5445 Triangle Parkway, Suite 400, Norcross, GA 30092.

Item 2.

(a) (b) (c) This statement is being filed by Ronald F. Clarke, with a principal business office at 5445 Triangle Parkway, Suite 400, Norcross, GA 30092. Mr. Clarke is a citizen of the United States of America.

(d) (e) This statement relates to the Common Stock, par value $0.001 per share, (the “Common Stock”) of the Corporation. The CUSIP number associated with such Common Stock is 339041105.

Item 3. Filing pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c). This statement is being filed pursuant to Rule 13d-1(d).

CUSIP NO. 339041105	Page 4 of 5

Schedule 13G

Item 4.	Ownership.

(a) Amount beneficially owned:

3,252,948.

(b) Percent of class:

3.94%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,252,948.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

3,252,948.

(iv) Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP NO. 339041105	Page 5 of 5

Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2013

/s/ Ronald F. Clarke
Ronald F. Clarke